UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Realogy Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

75605E 10 0
(CUSIP Number of Class of Securities)

C. Patteson Cardwell, IV, Esq.
Executive Vice President, General Counsel and Secretary
One Campus Drive
Parsippany, New Jersey 07054
(973) 407-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

With a copy to:

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$736,000,000	$78,752

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 32,000,000 shares of outstanding common stock, par value $0.01 per share, of Realogy Corporation, together with the associated preferred stock purchase rights, at the maximum tender offer price of $23.00 per share.

**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Realogy Corporation, a Delaware corporation (‘‘Realogy” or the ‘‘Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act”), in connection with Realogy’s offer to purchase for cash of up to 32,000,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock purchase rights (the ‘‘Shares”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn, at a price not greater than $23.00 nor less than $20.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Realogy’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2006 (‘‘Offer to Purchase”), and in the related Letter of Transmittal (‘‘Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Realogy Corporation, a Delaware corporation. The address of Realogy’s principal executive offices is One Campus Drive, Parsippany, New Jersey 07054. Realogy’s telephone number is (973) 407-2000.

(b) This Schedule TO relates to Realogy’s Shares. As of August 24, 2006, there were 252,107,078 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Realogy Corporation is the filing person and subject company. The address of Realogy’s principal executive offices is One Campus Drive, Parsippany, New Jersey 07054. Realogy’s telephone number is (973) 407-2000. The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price Proration”) is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension Of The Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Certain U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Schedule I (“Certain Transactions Involving Shares”) is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1-10) The information set forth in the sections of the Offer to Purchase titled “Introduction” and “Summary Term Sheet,” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”); Section 9 (“Source and Amount of Funds”); and Section 11 (“Certain Information Concerning Realogy”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8.  Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Schedule I (“Certain Transactions Involving Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction,” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated August 28, 2006.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders, dated August 28, 2006.
(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Instructions to Participants in Realogy Corporation Employee Savings Plan.
(a)(5)(A)	Form of Summary Advertisement.
(a)(5)(B)	Press Release issued by Realogy Corporation on August 28, 2006 (filed as Exhibit 99.1 to Realogy’s Current Report on Form 8-K, filed August 28, 2006, and incorporated herein by reference).
(d)(1)	Rights Agreement, dated as of July 13, 2006, between Realogy Corporation and Mellon Investor Services (filed as Exhibit 4.1 to Form 8-K, filed July 14, 2006, and incorporated herein by reference).
(d)(2)	Realogy Corporation 2006 Equity and Incentive Plan (filed as Exhibit 4.1 to Realogy’s Registration Statement on Form S-8, filed July 26, 2006, and incorporated herein by reference).
(d)(3)	Realogy Corporation Employee Stock Purchase Plan (filed as Exhibit 10.6 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(4)	Realogy Corporation Savings Restoration Plan (filed as Exhibit 10.7 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(5)	Realogy Corporation Officer Deferred Compensation Plan (filed as Exhibit 10.8 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(6)	Realogy Corporation Non-Employee Deferred Compensation Plan (filed as Exhibit 10.9 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

Exhibit
Number	Document

(d)(7)	Employment Agreement with Henry R. Silverman, dated July 31, 2006 (filed as Exhibit 10.3 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed July 6, 2006, and incorporated herein by reference).
(d)(8)	Employment Agreement with Richard A. Smith, dated July 31, 2006 (filed as Exhibit 10.4 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), as amended, filed July 6, 2006, and incorporated herein by reference).
(d)(9)	Employment Agreement with Anthony E. Hull, dated July 31, 2006 (filed as Exhibit 10.37 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(10)	Form of Award Agreement — Restricted Stock Units (filed as Exhibit 10.3 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).
(d)(11)	Form of Award Agreement — Stock Appreciation Rights (filed as Exhibit 10.4 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REALOGY CORPORATION

By:	/s/ C. Patteson Cardwell, IV
Name: C. Patteson Cardwell, IV

Title:	Executive Vice President, General Counsel and Secretary

Date: August 28, 2006

INDEX TO EXHIBITS

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated August 28, 2006.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders, dated August 28, 2006.
(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Instructions to Participants in Realogy Corporation Employee Savings Plan.
(a)(5)(A)	Form of Summary Advertisement.
(a)(5)(B)	Press Release issued by Realogy Corporation on August 28, 2006 (filed as Exhibit 99.1 to Realogy’s Current Report on Form 8-K filed August 28, 2006, and incorporated herein by reference).
(d)(1)	Rights Agreement, dated as of July 13, 2006, between Realogy Corporation and Mellon Investor Services (filed as Exhibit 4.1 to Form 8-K, filed July 14, 2006, and incorporated herein by reference).
(d)(2)	Realogy Corporation 2006 Equity and Incentive Plan (filed as Exhibit 4.1 to Realogy’s Registration Statement on Form S-8, filed July 26, 2006, and incorporated herein by reference).
(d)(3)	Realogy Corporation Employee Stock Purchase Plan (filed as Exhibit 10.6 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(4)	Realogy Corporation Savings Restoration Plan (filed as Exhibit 10.7 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(5)	Realogy Corporation Officer Deferred Compensation Plan (filed as Exhibit 10.8 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(6)	Realogy Corporation Non-Employee Deferred Compensation Plan (filed as Exhibit 10.9 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(7)	Employment Agreement with Henry R. Silverman, dated July 31, 2006 (filed as Exhibit 10.3 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed July 6, 2006, and incorporated herein by reference).
(d)(8)	Employment Agreement with Richard A. Smith, dated July 31, 2006 (filed as Exhibit 10.4 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), as amended, filed July 6, 2006, and incorporated herein by reference).
(d)(9)	Employment Agreement with Anthony E. Hull, dated July 31, 2006 (filed as Exhibit 10.37 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).
(d)(10)	Form of Award Agreement — Restricted Stock Units (filed as Exhibit 10.3 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).
(d)(11)	Form of Award Agreement — Stock Appreciation Rights (filed as Exhibit 10.4 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.